UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BNS HOLDING, INC.

(Name of Issuer)

Common Stock, $0.01 par value

 (Title of Class of Securities)

055966105

 (CUSIP Number)

Warren B. Kanders c/o Kanders & Company, Inc. One Landmark Square, 22nd Floor Stamford, CT 06901
Copy to: Robert L. Lawrence, Esq. Kane Kessler, P.C. 1350 Avenue of the Americas, 26th Floor New York, New York 10019 (212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2007

 (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ (See explanatory note to this Schedule 13D)

CUSIP No. 055966105	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warren B. Kanders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 175,000 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 175,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 055966105	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This Schedule 13D (“Statement”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of BNS Holding, Inc. (the “Issuer”), whose principal executive offices are located at 25 Enterprise Center, Suite 104, Middletown, RI 02842.

Item 2. Identity and Background.

(a), (b), (c) and (f). This Statement is filed by Warren B. Kanders (the “Reporting Person”), a citizen of the United States. The business address of the Reporting Person is c/o Kanders & Company, Inc., One Landmark Square, 22nd Floor, Stamford, CT 06901. The Reporting Person is President of Kanders & Company, Inc., a private investment firm owned and controlled by the Reporting Person.

(d) and (e). During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The securities reported in this Statement as beneficially owned by the Reporting Person were acquired with funds of approximately $1,377,140.00 (including brokerage commissions). All such funds were provided from the personal funds of the Reporting Person.

Item 4. Purpose of Transaction.

This Statement is filed by the Reporting Person to report acquisitions of shares of Common Stock for investment purposes, as a result of which the Reporting Person may be deemed to be the beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of more than 5% of the outstanding Common Stock of the Issuer.

Other than as set forth in this Item 4, the Reporting Person does not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of the Statement. The Reporting Person intends to review its investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the Board of Directors of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may, in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Common Stock, selling Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

CUSIP No. 055966105	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

(a), (b) and (c). As of April 18, 2007, the Reporting Person may be deemed to be the beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of 175,000 shares of Common Stock, constituting approximately 5.8% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 3,035,944 Common Shares outstanding as of January 31, 2007, as set forth in the Issuer’s most recent report on Form 10-Q for the period ended January 31, 2007, filed with the Securities and Exchange Commission on March 19, 2007), over which the Reporting Person exercises sole voting and dispositive power on behalf of himself and his immediate family.

  No transactions in the shares of the Issuer’s Common Stock have been effected by the Reporting Person during the last 60 days except the following transactions, each of which was made in a broker’s transaction in the open market. Prices do not include brokerage commissions.

Date	Number of Shares	Price Per Share
April 4, 2007	5,000	$12.23
April 9, 2007	1,500	$12.25
April 10, 2007	18,500	$12.25

(d) and (e). Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

None.

CUSIP No. 055966105	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: April 18, 2007

/s/ Warren B. Kanders Warren B. Kanders